Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Reports Record Q2 2026 Revenue, Up 37%, as H1 Revenue Reaches US$6.28 Million (CAD$8.66 Million)

Vancouver, Canada, August 26, 2026 Kidoz Inc. (TSXV: KDOZ) (OTCQB: KDOZF), a full-stack global advertising platform powered by contextual AI, enabling brand performance in mobile games without reliance on personal data, today announced its unaudited condensed interim financial results for the three and six months ended June 30, 2026. All amounts are presented in United States dollars and are in accordance with United States Generally Accepted Accounting Principles.

Kidoz delivered record second-quarter revenue and year-over-year growth in both the second quarter and first half of 2026. Q2 revenue increased 37% to $3.33 million and H1 revenue increased 22% to $6.28 million. Gross profit also increased in both periods, while higher operating expenditures reflected continued investment across sales and marketing, content and software development, compensation, and organizational capacity.

Q2 2026 Financial Result Summary

●	Total Revenue of $3,334,835, an increase of 37% compared with $2,430,216 in Q2 2025.
●	Gross Profit of $1,418,582, an increase of 22% compared with $1,161,972 in Q2 2025. Gross margin was 42.5% compared with 47.8% in the prior-year quarter.
●	Sales and Marketing expenditure of $665,828, an increase of 50% from $444,520 in Q2 2025.
●	Content and Software Development expenditure of $895,692, an increase of 10% from $816,153 in Q2 2025.
●	Operating expenses of $2,990,617, an increase of 29% from $2,320,314 in Q2 2025.
●	Net loss and comprehensive loss of ($1,558,343), compared with a net loss and comprehensive loss of ($1,171,483) in Q2 2025.

H1 2026 Financial Result Summary

●	Total Revenue of $6,281,576, an increase of 22% compared with $5,168,519 in H1 2025.
●	Gross Profit of $2,673,688, an increase of 8% compared with $2,484,316 in H1 2025. Gross margin was 42.6% compared with 48.1% in the prior-year period.
●	Sales and Marketing expenditure of $1,291,928, an increase of 69% from $764,784 in H1 2025.
●	Content and Software Development expenditure of $1,828,895, an increase of 23% from $1,491,680 in H1 2025.
●	Operating expenses of $5,103,123, an increase of 38% from $3,686,645 in H1 2025.
●	Net loss and comprehensive loss of ($2,372,907), compared with a net loss and comprehensive loss of ($1,111,340) in H1 2025.

Cash of $1,328,558 and working capital of $2,886,235 as at June 30, 2026, compared with cash of $4,454,295 and working capital of $5,080,637 as at December 31, 2025.

“Kidoz delivered record second-quarter revenue, with revenue increasing 37% year over year and first-half revenue increasing 22%,” said Jason Williams, Kidoz CEO. “We view that growth as an important validation of the investments we have been making in our proprietary platform, our commercial organization and global operations that service advertisers in more than 60 markets annually. Our focus is not just in generating growth in a single quarter, but on building the capabilities and operating foundation that can build into durable long-term value for shareholders at scale.”

“It is also important to put the Q2 expense profile and reported loss in the proper context. Our bonuses and incentive compensation are paid across the organization in the second quarter and are based on the prior year’s performance. The 2026 payment therefore reflects the team’s strong performance in 2025. This compensation structure is deliberate: rather than carrying a higher fixed-salary base throughout the year, we seek to keep recurring salaries disciplined and place a meaningful portion of compensation in annual, performance-based incentives. We believe this is a sensible allocation of capital because it aligns a greater share of employee compensation with Company performance and rewards the people responsible for delivering that performance.”

“In Q2 2026, bonuses and incentive compensation were $862,863, compared with $687,728 in Q2 2025. The annual bonus is recognized in Q2 and therefore it has a concentrated effect on second-quarter operating expenses and the reported loss. Investors should therefore be careful not to view that expense level as a recurring quarterly run rate. The same principle applies when evaluating our broader expense base: we continue to invest in sales and marketing and software development and we believe those expenditures can strengthen the platform, expand our commercial reach and support future revenue growth and profits.”

“It is also important to view our investment levels against the historical pattern of our business. In prior years, a significant proportion of annual revenue has been generated in Q4, while investments in product development, technology, sales and personnel are incurred throughout the first three quarters. We therefore believe quarterly results should be considered in the context of this historical revenue pattern and the investments made to support the business. This is not guidance for any future quarter, but it is relevant context for our investment levels and quarterly profitability.”

“We are balancing cost discipline with investment behind an expanding opportunity. With record Q2 revenue, growth of 37% in the quarter and 22% in the first half, we believe the appropriate course is to keep building the capabilities that can support a larger business while remaining disciplined about capital deployment. Our objective is sustained growth, stronger operating leverage over time and increasing long-term shareholder value.”

Additional Financial Information

The Company’s financial statements note that, in the second quarter of 2026, certain server costs were reclassified from content and software development to cost of sales, and bonuses and incentive compensation were reclassified from several operating expense categories to a separate bonus and incentive compensation line. Comparative 2025 results were recast for presentation purposes. These reclassifications did not affect total income from operations. The separate presentation makes the annual bonus expense more visible in the quarter and should be considered when comparing Q2 operating expense levels.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov, the Kidoz Inc. investor website at https://investor.kidoz.net, or the SEDAR+ website at https://www.sedarplus.com.

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (www.kidoz.net) is a full-stack global advertising platform powered by contextual AI, enabling brand performance in mobile games without personal data.

Originally developed for children’s digital environments, where compliance and safety requirements are among the highest, Kidoz delivers privacy-first advertising without reliance on personal data tracking or behavioural profiling. Its technology combines proprietary SDK integrations, the Kidoz Privacy Shield, and the Kite IQ contextual AI engine to match advertising to content, environment, and geography, in alignment with COPPA, GDPR-K, Apple ATT, and global standards.

The platform supports both children’s and all-ages audiences through its Kidoz and Prado offerings, enabling brands to scale performance across the global mobile gaming ecosystem using safe, trusted, contextual, privacy-first targeting.

Google-certified and Apple-approved, Kidoz reaches a global audience across mobile apps and games and is trusted by leading global brands.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 29, 2026, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.